

Mail Stop 3030

February 18, 2009

Via Facsimile and U.S. Mail

Mr. Jay Gottlieb
Chairman of the Board and President
Spatializer Audio Laboratories, Inc.
410 Park Avenue, 15th Floor
New York, NY 10022

>   **Re: Spatializer Audio Laboratories, Inc.**
>   **Form 10-K for the Year Ended December 31, 2007**
>   **Filed March 31, 2008**
>   **Forms 10-Q for the Quarter Ended September 30, 2008, June 30, 2008, and**
>   **September 30, 2008**
>   **File No. 000-264600**

Dear Mr. Gottlieb:

We have reviewed your filings and your response letter filed on Edgar on February 2, 2009 and we have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page 18

1.   Please have your auditor update its opinion on the financial statements included within
        this filing to cover the restatement related to reflecting the sale of your assets to DTS, Inc.
        as discontinued operations. The updated opinion should include an explanatory
        paragraph referring to the restatement of the financial statements. Refer to the guidance
        in AU 420.12.

Consolidated Statement of Operations, page 20

2.   We note from your response to our prior comment 1 and your proposed disclosures in the
        draft amendments to your December 31, 2007 Form 10-K and your March 31, 2008, June
        30, 2008 and September 30, 2008 Forms 10-Q that you plan to restate your consolidated
        statement of operations for the reported periods to reflect the sale of your assets to DTS,
        Inc. in fiscal 2007 as discontinued operations. Please further revise the filings to include
        the disclosures required by paragraph 26 of SFAS 154 related to the restatement. Please
        also clearly label the appropriate financial statements "as restated."

3.   Further to the above, please tell us how you have considered the reporting requirements
        of Item 4.02 Form 8-K as it relates to the restatement of your financial statements
        included within your December 31, 2007 Form 10-K and March 31, 2008, June 30, 2008
        and September 30, 2008 Forms 10-Q.

Note 11. Discontinued Operations, page 3 of proposed Form 10-K/A

4.   Please revise to include an introduction to the discontinued operations table that describes
        the business and assets that are included in discontinued operations and that discloses the
        general terms of the sale. This comment is also applicable to your amended fiscal 2008
        Forms 10-Q.

Item 9A(T) Controls and Procedures, page 30

5.   Please refer to our prior comment 2. We note from your proposed disclosures on page 34
        of your December 31, 2007 Form 10-K, page 18 of your March 31, 2008 Form 10-Q,
        page 19 of your June 30, 2008 Form 10-Q, and page 20 of your September 30, 2008
        Form 10-Q related to this comment that your current management has concluded that
        "the material weakness cited within [your] i*nternal controls and procedures* were
        ineffective to ensure that the information required to be disclosed would be disclosed." It
        does not appear that your certifying officers have reached a conclusion that your
        disclosure controls and procedures were ineffective as of the end of the latest reporting
        period covered by these reports. Please revise to include a clear and definite statement
        that discloses your certifying officers' conclusions as to whether your *disclosure controls*

*and procedure*s were effective or were not effective as of the end of the latest reporting period covered by report identified above.

6.   In addition, we note the disclosure that while prior management had concluded that disclosure controls and procedures were effective at December 31, 2007, March 31, 2008, June 30, 2008 and September 30, 2008, respectively, following the change in control the new management concluded otherwise. That disclosure may be confusing to an investor. Please revise the applicable section in each filing to remove that disclosure and to include a clear and definite statement that discloses your certifying officers' conclusions as to whether your *disclosure controls and procedure*s were effective or were not effective as of the end of the latest reporting period covered by each report. As applicable, clearly explain why disclosure and procedure were not effective and describe any material weaknesses identified.

7.   We note your response to prior comment 3 but we note no revisions to the language addressed in the comment. Not withstanding the above comments, as previously requested, in future filings beginning with the planned amendments, please remove the superfluous language following the word "effective" or "ineffective", or revise the disclosure so that the language is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

8.   We note your response to our prior comment 4 and your proposed disclosures. Please address the following comments:

- Please include management's report over its internal control over financial reporting within Item 9 rather than as Exhibit 10.12 to the filing.
- Please revise your disclosure to include a statement of management's responsibility for establishing and maintaining *adequate* internal control over financial reporting rather than *effective* internal control over financial reporting.
- It is unclear from your proposed disclosure the date on which you are assessing the effectiveness of your internal control over financial reporting. Please revise your disclosure to include your assessment of the effectiveness of your internal control over financial reporting *as of the end of the most recent fiscal year*, which in your case is December 31, 2007.
- Please revise to disclose any material weaknesses in your internal control over financial reporting identified by management. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness.

Refer to the guidance in Item 308(T) of Regulation S-K.

Exhibit 31.1

9.   Please refer to prior comments 4 and 8. We note your certifications filed pursuant to Exchange Act Rule 13a-14(a) included within your proposed filings are still not in the exact form prescribed by Item 601(b)(31) of Regulation S-X. For instance, we note that you excluded a portion of the introductory language of paragraph 4. Please revise your filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-X.

10.   Further to the above, please revise to include *separate* certifications from each of your certifying officers. Refer to Question 16 of the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions which you can find at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

Form 10-Q for the Quarterly Period Ended September 30, 2008

11.   We note that the cover page of the draft Form 10-Q for the period ended September 30, 2008 refers to June 30, 2008. Please revise to reference the period ended September 30, 2008.

Representations

12.   We note the three acknowledgements provided on page 2 of your response letter. Please have a *member of Spatializers' management* provide in writing the three acknowledgements included at the end of our December 11, 2008 comment letter. For your reference, we have repeated the three acknowledgements below at the end of this letter.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant